INNERSCOPE ADVERTISING AGENCY, INC.

2281 Lava Ridge Court, Suite 130

Roseville, CA 95661

May 27, 2016

Filed Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4631

ATTN:	Larry Spiegel
Assistant Director

Re:	Innerscope Advertising Agency, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 27, 2016
File No. 333-209341

Dear Mr. Spiegel:

This letter is in response to the comments of the U.S. Securities and Exchange Commission (the “Commission”) dated May 10, 2016, with respect to the above-referenced filing. Amendment No. 2 to Registration Statement on Form S-1 of Innerscope Advertising Agency, Inc., a Nevada corporation (the “Company”), incorporates our responses to your comments. Our responses below follow the text of each comment and are reproduced consecutively for your convenience.

Plan of Distribution, page 24

1.	Please disclose, as you do on the prospectus cover page, that the selling shareholder will sell their shares at a price of $0.10 per share until our shares are quoted on one of the tiers of the OTC Markets.com and thereafter at prevailing market prices or privately negotiated prices.

Response 1: We have disclosed that the selling shareholder will sell their shares at a price of $0.10 per share until our shares are quoted on one of the tiers of the OTC Markets.com and thereafter at prevailing market prices or privately negotiated prices.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

For the year ended December 31, 2015 compared to the year ended December 31, 2014, page 33

2.	We note your response to our prior comment 18 on our letter dated February 26, 2016. Please also review your disclosure to discuss the increase in revenue from non-related parties and the extent to which you expect this trend to continue.

Response 2: We have revised our disclosure accordingly.

Transactions With Related Persons, Promotors and Certain Control Persons, page 39

3.	We note your response to our prior comment 19. Please also revise your disclosure to identify MD Capital Advisors, Inc. as a promoter.

Response 3: We have revised the disclosure accordingly.

Exhibits

4.	You state in response to our prior comment 10 that you have filed an application for confidential treatment for Exhibit 10.8. We will provide any comments on your application for confidential treatment for portions of your exhibit by separate letter. Please note that comments on the confidential treatment request my impact disclosure in the prospectus. Furthermore, the effectiveness of the registration statement depends on, among other things, the completion of the confidential treatment application

Response 4: The Company notes Comment 4 of the Commission's Comment Letter dated May 10, 2016, in response to prior comment 10 of the Commission's letter of February 26, 2016. The Company will await comments, via separate letter, as it relates to Exhibit 10.8. The Company acknowledges that the effectiveness of its registration statement is contingent upon completion of the confidential treatment application.

General

5.	Please provide a currently dated consent form your independent Accounting Firm to include their audit report in the filing.

Response 5: We have included our Independent Accounting Firm’s consent as Exhibit 23.1

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further information, please do not hesitate to contact us.

Sincerely,

/s/ Matthew Moore

Matthew Moore

President

cc:        Ryan S Anderson, Esq.